Exhibit 99.1

Media Contacts: Yael Paz, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-255 yaelp@optibase.com

Karen Raz, Raz Public Relations
310-450-1482
karen@razpr.com

OPTIBASE CONTINUES TO PROVIDE IPTV SOLUTIONS TO NORTH CAROLINA CONSORTIUM

        MOUNTAIN VIEW, CA and HERZLIYA, November 22, 2005 – Optibase, Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions today announced that Visions West, LLC has selected the company’s MGW 5100 carrier grade IPTV streaming platform for an upgrade to their Lexington, NC headend.  This upgrade includes the addition of 70 video and 38 music channels and will enable Visions West to expand delivery of advanced TV services to its subscribers.

        “Optibase’s scalable solution is very appealing to our business model,” said Jim Crabtree, Chairman of Visions West. ” We were maintaining two separate platforms before and are now streaming all of our services on an ATM backbone through Optibase MGW 5100‘s. One of the attractive features of Optibase is the capability to stream ATM and IP concurrently. This will become a very cost effective option as we begin to trial delivery of video using IP technology.”

        “We are proud to receive another vote of confidence from our existing customer base,” said Uzi Breier CEO of Optibase. “Optibase is committed to serving the IPTV marketplace with the highest quality solutions.”

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Massachusetts, Europe, Japan, China and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

About Visions West

        Visions West LLC is a North Carolina consortium made up of 5 telephone cooperatives serving 100,000 access lines. Visions West networks already deployed Optibase’s MGW 5100 platform and is now streaming over 195 video and music channels to subscribers.

This press release contains forward-looking statements concerning our marketing and operations plans for specific sales to visions west. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates for completion of the transaction with Visions W , which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.